SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Indonesia Energy Corporation Limited

(Name of Issuer)

Common Stock, $0.00267 par value

(Title of Class of Securities)

G4760X 102

(CUSIP Number)

C/O James Huang

Dea Tower I, 11th Floor, Suite 1103

JL Mega Kuningan Barat Kav. E4.3 No. 1-2

Jakarta 12950, Indonesia

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4760X 102

1	Names of Reporting Person. HFO Investment Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 777,778
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 777,778 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 777,778
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.56% (2)
14	Type of Reporting Person OO

CUSIP No. G4760X 102

1	Names of Reporting Person. Wan-Yu Huang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jakarta, Indonesia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 777,778 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 777,778 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 777,778
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.56% (2)
14	Type of Reporting Person IN

(1)	Represents 777,778 shares held by HFO Investment Group Limited (“HFO”). Wan-Yu Huang, the adult sister of James J. Huang, the Chief Investment Officer, has voting and dispositive control over the shares held by HFO.

(2)	Based on a total of 7,363,637 Ordinary Shares issued and outstanding as of December 19, 2019 as reported by the Issuer in its registration statement on Form F-1, filed by the Issuer with the SEC on July 30, 2019.

SCHEDULE 13D

This Schedule 13D is filed on behalf of HFO Investment Group Limited, a British Virgin Islands company (“HFO”) and Wan-Yu Huang, the adult sister of James J. Huang, the Chief Investment Officer, has voting and dispositive control over the shares held by HFO.

Item 1.	Security and Issuer

Securities acquired: ordinary shares, $0.00267 par value (“Ordinary Shares”)

Issuer:            Indonesia Energy Corporation Limited (“Issuer”)

c/o James J. Huang

Dea Tower I, 11th Floor, Suite 1103

Jl. Mega Kuningan Barat Kav. E4.3 No. 1-2

Jakarta 12950, Indonesia

Item 2.	Identity and Background

(a)	This statement is filed by:

HFO, which is the holder of record of approximately 10.56% of the issued and outstanding Ordinary Shares, outstanding as of December 19, 2019, as reported by the issuer in its Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on July 30, 2019; and Wan Yu-Huang, who is the director of HFO and has voting and dispositive control over the shares held by HFO.

(b)	The business address for each Reporting Person is as follows: c/o Wan-Yu Huang Dea Tower I, 11th Floor, Suite 1103 Jl. Mega Kuningan Barat Kav. E4.3 No. 1-2 Jakarta 12950, Indonesia

(c)	Present Principal Occupation or Employment:

For HFO: Not applicable

For Wan Yu-Huang: Financial controller of investment company.

(d)              None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)             Citizenship/Place of Organization:

For HFO: British Virgin Islands

For Wan Yu-Huang: Jakarta, Indonesia.

Item 3.	Source and Amount of Funds or Other Consideration.

WJ Energy Group Limited (“WJ Energy”) a wholly owned subsidiary of the Issuer was incorporated in Hong Kong on June 3, 2014. The initial shareholders of WJ Energy were MADERIC and another company HFO Investment Group Limited (“HFO”), with each owning 50% of WJ Energy’s shares. On October 20, 2014, HFO received HKD 4,000 from Maderic as consideration for 4,000 shares in WJ Energy, which resulted in MADERIC owning 90% of WJ Energy and HFO owning 10%.

On June 30, 2018, the Issuer entered into two agreements with MADERIC and HFO (the two then shareholders of WJ Energy): a Sale and Purchase of Shares and Receivables Agreement and a Debt Conversion Agreement (which are hereinafter referred to collectively as the Restructuring Agreements). The intention of the Restructuring Agreements was to restructure the Issuer’s capitalization in anticipation of the Issuer’s initial public offering. As a result of the transactions contemplated by the Restructuring Agreements: (i) WJ Energy (including its assets and liabilities) became a wholly-owned subsidiary of our company, (ii) loans amounting to $21,150,000 and $3,150,000 that were owed by WJ Energy to MADERIC and HFO, respectively, were converted for nominal value into ordinary shares of the Issuer and (iii) the Issuer issued an aggregate of 15,999,000 ordinary shares (pre-stock split) to MADEROC and HFO. The above mentioned transaction is accounted for as a nominal share issuance.

Item 4.	Purpose of the Transaction

The information in Item 3 above is incorporated by reference herein.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 7,363,637 Ordinary Shares issued and outstanding as of December 19, 2019, as reported by the Issuer in Registration Statement on Form F-1, originally filed by the Issuer with the SEC on July 30, 2019) are as follows:

Wan Yu-Huang
a)		Amount beneficially owned: 777,778	Percentage: 10.56%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	777,778
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	777,778
	iv.	Shared power to dispose or to direct the disposition of:	0
HFO Investment Group Limited
a)		Amount beneficially owned: 777,778	Percentage: 10.56%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	777,778
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	777,778
	iv.	Shared power to dispose or to direct the disposition of:	0

Wan Yu-Huang is the Director of HFO.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 3 herein is hereby incorporated by reference.

Restructuring Agreements

On June 30, 2018, the Company entered into two agreements with MADERIC and HFO (the two then shareholders of WJ Energy): a Sale and Purchase of Shares and Receivables Agreement and a Debt Conversion Agreement (collectively, the “Restructuring Agreements”). The intention of the Restructuring Agreements was to restructure the Company’s capitalization. As a result of the transactions contemplated by the Restructuring Agreements: (i) WJ Energy (including its assets and liabilities) became a wholly-owned subsidiary of the Company, (ii) loans amounting to $21,150,000 and $3,150,000 that were owed by WJ Energy to MADERIC and HFO, respectively, were converted for nominal value into ordinary shares of the Company and (iii) the Company issued an aggregate of 15,999,000 ordinary shares to MADERIC and HFO.

The descriptions of the Sale and Purchase of Shares and Receivables Agreement and the Debt Conversion Agreement are qualified in their entirety by reference to the full text of each such agreement, forms of which were filed by the Issuer as Exhibit 10.1 and 10.2, respectively, to the Registration Statement on Form F-1, filed by the Issuer with the SEC on July 30, 2019, as amended (and is incorporated by reference herein as Exhibit 10.1 and 10.2, respectively).

Lock-Up Agreement by and among Aegis Capital Corp. and each of the Reporting Persons.

In connection with the Issuer’s initial public offering of up to 1,500,000 ordinary shares (the “Offering”), on December 6, 2019, Aegis Capital Corp., the representative of the underwriters in the Offering (“Aegis”) entered into lock-up agreements with, among others, MADERIC and HFO. The lock-up agreements provide that each signatory thereto, subject to certain exceptions, agrees not to sell, transfer or dispose of, directly or indirectly, any of the Ordinary Shares or securities convertible into or exercisable or exchangeable for the Ordinary Shares for a period of 180 days after the date of the final prospectus without the prior written consent of Aegis. This consent may be given at any time without public notice.

The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which is filed herewith as exhibit 10.4.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Sale and Purchase of Shares and Receivables Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited, HFO Investment Group Limited, Opera Cove International Limited and WJ Energy Group Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration statement on Form F-1 (File No. 333-232894)
Exhibit 10.2

Debt Conversion Agreement, dated June 30, 2018, by and between the Registrant, Maderic Holding Limited and HFO Investment Group Limited. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Registration statement on Form F-1 (File No. 333-232894).

Exhibit 10.3	Debt Acknowledgement Note, dated June 30, 2018 (HFO Investment Group) (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration statement on Form F-1 (File No. 333-232894).
Exhibit 10.4	Form of Lock-Up Agreement, by and among Aegis Capital Corp. and the Signatories thereto.
Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2019	HFO Investment Group Limited

	By:	/s/ Wan Yu-Huang
Name: Wan Yu-Huang
Title: Director

Date: December 31, 2019		/s/ Wan Yu-Huang
Wan Yu-Huang